Exhibit 12(b)

CLECO POWER
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(UNAUDITED)

	For the three months ended	For the nine months ended	For the twelve months ended
September 30, 2001

(Thousands, except ratios)

Earnings from continuing operations	$ 21,089	$ 42,258	$ 52,825
Income taxes	11,543	22,444	27,468

Earnings from continuing operations before income taxes	$ 32,632	$ 64,702	$ 80,293
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Fixed charges:
Interest, long-term debt	$ 5,845	$ 18,065	$ 24,151
Interest, other (including interest on short-term debt)	678	2,973	3,991
Amortization of debt expense, premium, net	218	667	893
Portion of rentals representative of an interest factor	130	414	546

Total fixed charges	$ 6,871	$ 22,119	$ 29,581
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Earnings from continuing operations before
income taxes and fixed charges	$ 39,503	$ 86,821	$ 109,874
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Ratio of earnings to fixed charges	5.75x	3.93x	3.71x
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